PEAKSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	467,595
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in prepaid expenses and deposits		1,547
Change in accounts payable		(8,284)
Change in due to affiliate		4,138
Net Cash Provided by Operating Activities		464,996

CASH FLOWS FROM FINANCING ACTIVITIES:

Members' contributions		20,000
Members' distributions		(540,000)
Net Cash Used in Financing Activities		(520,000)

NET DECREASE IN CASH		(55,004)
Cash - December 31, 2014		86,868
CASH - DECEMBER 31, 2015	$	31,864

See Accompanying Notes